News Release
TSX:RMX | NYSE AMEX:RBY May May 12, 2011

Rubicon Minerals Updates ‘9X’ Drill Results
From the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario

-Results include 48.3 g/t gold over 4.0 metres (1.41 oz/ton gold over 13.1 feet) and

21.5 g/t gold over 3.0 metres (0.63 oz/ton gold over 9.8 feet)

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) is pleased to provide an update on its underground ‘9X’ exploration drill program being carried out on the F2 Gold System, at its 100%-owned Phoenix Gold Project located in the heart of the prolific Red Lake Gold District of Ontario. The ‘9X’ exploration program is designed to test new targets, at nominal drill spacing of approximately 100 metres, beyond the limits of current delineation drilling (Figures 1 and 2). These results form part of an ongoing 40,000 metre program of which approximately 10,000 metres remain to be completed.

The F2 Core Zone between 200 metres and 400 metres below surface is the subject of ongoing delineation drilling. Results from the delineation drilling program, which is designed to test the core part of the F2 Gold System at 7.5-15 metre drill spacing are reported separately (see news release dated April 11, 2011 for the most recent update on the delineation drilling program).  Results of the current ‘9X’ drilling program are provided in Table 1 and results are portrayed on plan and composite section in Figures 1 and 2, and the Zones identified to date are outlined on plan view in Figure 3.

Northwest Extension (Target Areas 4, 6 and 9)

Several underground drill holes have tested the northwest extension of the F2 Gold System between 400 metres to 500 metres below surface in target area 4 at the boundary of target area 1 in Figure 2. These holes typically contain multiple intercepts (Table 1) and confirm the presence of significant gold mineralization in this area including:

·	37.4 g/t gold over 3.0 metres (1.09 oz/ton gold over 9.8 feet) in drill hole 305-83, part of a wider intercept grading 9.8 g/t gold over 13.7 metres (0.29 oz/ton gold over 44.9 feet).

·	21.5 g/t gold over 3.0 metres (0.63 oz/ton gold over 9.8 feet) in drill hole 305-79 and 120.6 g/t gold over 1.0 metres (3.52 oz/ton gold over 3.3 feet) in the same drill hole.

Results from this area are interpreted to be the extension of the West Limb mineralization (Figure 3), which has been drilled in more detail along strike to the southwest at shallower levels (Figure 1 and 2). These positive results justify considerable additional drilling in the northwest area to continue to infill target area 4. They may also point to further potential to depth in target area 6 where only minimal drilling has been carried out to date. Exploration in both areas would be facilitated by extending current underground access, which will form part of future plans on the project.

Drilling below the F2 Core Zone (Lower portion of Target Area 1 and Target Areas 2 and 7)

 The ‘9X’ exploration drilling carried out below the F2 Core Zone to depths of approximately 600 metres continue to return significant gold intercepts. Holes drilled in this area also typically contain multiple intercepts of high-grade and broader lower grade gold mineralization including:

PR11-07 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

·
48.3 g/t gold over 4.0 metres (1.41 oz/ton gold over 13.1 feet) in drill hole 305-56. This intercept is interpreted to be the extension to depth of the WLB2 zone.  These latest results, combined with other previous drilling below 400 metres, suggest good potential for the continuation of the WLB2 zone to depth (Figure 2 and 3).

·
34.5 g/t gold over 2.0 metres (1.01 oz/ton gold over 6.6 feet) in drill hole 305-75 below, and south of, the F2 Core Zone. This intercept is part of a wider zone grading 10.0 g/t gold over 8.0 metres (0.29 oz/ton gold over 26.2 feet). There is considered to be good potential for additional gold mineralization in this area.

Crown Zone (Upper portion of Target Area 1)

The Crown Zone is interpreted to be the up-plunge continuation of the F2 Core Zone. The highlight of new drilling in this area is drill hole 305-61 which intercepted 47.1 g/t gold over 4.5 metres (1.37 oz/ton gold over 14.8 feet) only 181 metres below surface (Figure 2). This intercept is 40 metres below a previous intercept (F2-57) of 68.8 g/t gold over 4.0 metres (2.0 oz/ton gold over 13.1 feet).  The Crown Zone is a key target area for future delineation drilling.

Hanging Wall Intercepts (Target Areas 3, 5 and 8)

Several drill holes encountered high-grade gold within hanging wall basalts west of and stratigraphically well above (hanging wall to) the main F2 target corridor (defined by the Titan24 chargeability anomaly outline in Figure 1 and 3). These include 115.4 g/t gold over 1.0 metre (3.37 oz/ton gold over 3.3 feet) in drill hole 305-70 and 117.5 g/t gold over 1.0 metre (3.43 oz/ton gold over 3.3 feet) in drill hole 305-81. Given the proximity of these intercepts to the existing shaft, follow-up drilling with the objective of further defining zones identified to date in this area is warranted.

“We have two main objectives for our 9X drilling.  First, we aim to identify new areas for follow up delineation drilling generally between 0 and 500 metres below surface and, second, we aim to continue to expand the gold system beyond its known limits. These latest results deliver on both counts. They provide support for the continuation to depth of gold mineralization beyond the current area of delineation and help identify areas for future delineation drilling. Also, in target area 4, recent intercepts point to new potential to depth in the northern part of the F2 Gold System. New, high-grade gold intercepts well outside of our main target corridor are encouraging indications that, where the right rocks and structures exist, new gold mineralization may be present.” stated David Adamson, President and CEO.

Rubicon Minerals Corporation is an exploration and development company focused on developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR11-07    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Assay Results
Hole	Elevation	Gold (g/t)	Width (m)	Gold (oz/ton)	Width (ft)	9X Target Area
305-53	1028	3.1	7.0	0.09	23.0	1
305-53	1089	6.7	7.0	0.20	23.0	1
Incl.	1088	30.6	0.8	0.89	2.6	1
305-54	270	5.8	2.0	0.17	6.6	1
305-54	266	3.9	18.0	0.11	59.0	1
Incl.	266	10.0	3.0	0.29	9.8	1
305-54	239	3.0	8.2	0.09	26.9	1
305-55A	241	9.2	6.3	0.27	20.7	1
Incl.	242	72.2	0.6	2.11	2.0	1
And Incl.	239	14.6	0.7	0.43	2.3	1
305-55A	193	3.5	4.0	0.10	13.1	1
Incl.	193	10.2	1.0	0.30	3.3	1
305-55A	140	5.4	2.0	0.16	6.6	1
305-56	531	48.3	4.0	1.41	13.1	1
Incl.	532	179.2	1.0	5.23	3.3	1
305-56	538	3.4	3.0	0.10	9.8	1
305-57	463	3.7	2.9	0.11	9.5	1
305-57	470	9.1	1.2	0.27	3.9	1
305-57	528	3.9	3.9	0.11	12.8	1
Incl.	527	12.1	0.9	0.35	3.0	1
305-58	613	17.8	4.0	0.52	13.1	1
Incl.	612	39.9	1.3	1.16	4.3	1
And Incl.	613	24.4	0.6	0.71	2.0	1
305-59	460	19.7	1.0	0.57	3.3	1
305-60	670	3.6	3.2	0.11	10.5	1
305-61	213	11.8	1.0	0.34	3.3	1
305-61	181	47.1	4.5	1.37	14.8	1
Incl.	180	403.5	0.5	11.77	1.6	1
305-62	Anomalous
305-63	Anomalous
305-64	Anomalous
305-65	268	6.2	7.0	0.18	23.0	1
Incl.	268	14.5	2.0	0.42	6.6	1
Incl.	268	25.6	1.0	0.75	3.3	1
305-66	428	3.3	3.0	0.10	9.8	1
305-66	538	15.1	2.7	0.44	8.9	1
Incl.	538	75.4	0.5	2.20	1.6	1
305-67	320	3.9	7.0	0.11	23.0	1
Incl.	320	16.9	1.0	0.49	3.3	1
305-68	Anomalous
305-69	Anomalous
305-70	476	115.4	1.0	3.37	3.3	1
305-71	410	11.1	3.0	0.32	9.8	1
Incl.	410	53.4	0.5	1.56	1.6	1
305-71	425	6.4	12.0	0.19	39.4	1
Incl.	423	10.4	3.2	0.30	10.5	1
305-72	487	125.3	0.5	3.65	1.6	4
305-73	586	5.8	5.0	0.17	16.4	2
Incl.	587	25.6	1.0	0.75	3.3	2
305-73	742	3.4	5.0	0.10	16.4	5
305-73	754	3.1	15.0	0.09	49.2	5
Incl.	749	18.9	1.0	0.55	3.3	5
305-73	775	5.8	17.0	0.17	55.8	5
Incl.	772	10.8	3.0	0.32	9.8	5
And Incl.	779	11.1	4.0	0.32	13.1	5
305-74	507	4.5	7.0	0.13	23.0	4
305-74	513	3.9	8.0	0.11	26.2	4
305-75	472	10.6	3.0	0.31	9.8	1
305-75	483	10.0	8.0	0.29	26.2	1
Incl.	483	34.5	2.0	1.01	6.6	1
305-75	499	21.2	0.5	0.62	1.6	1
305-75	541	3.2	7.0	0.09	23.0	1
Incl.	539	13.6	1.0	0.40	3.3	1
305-75	579	20.4	0.6	0.60	2.0	2
305-75	676	3.0	9.4	0.09	30.8	5
305-75	698	3.4	8.0	0.10	26.2	5
Incl.	698	10.3	1.0	0.30	3.3	5
305-76	785	3.6	4.1	0.11	13.4	5
305-77	452	3.0	3.5	0.09	11.5	4
305-77	455	4.2	9.0	0.12	29.5	4
Incl.	456	21.7	1.0	0.63	3.3	4
305-78	401	5.3	3.0	0.15	9.8	1
305-78	406	3.2	11.1	0.09	36.4	1
305-78	444	6.2	11.0	0.18	36.1	3
Incl.	444	11.9	3.0	0.35	9.8	3
305-79	399	7.4	2.0	0.22	6.6	1
Incl.	399	13.4	1.0	0.39	3.3	1
305-79	432	120.6	1.0	3.52	3.3	1
305-79	496	12.2	1.0	0.36	3.3	4
305-79	500	21.5	3.0	0.63	9.8	4
Incl.	501	73.9	0.8	2.16	2.6	4
305-79	577	3.5	3.0	0.10	9.8	6
305-80	Anomalous
305-81	421	117.5	1.0	3.43	3.3	1
305-82	513	6.9	4.0	0.20	13.1	1
Incl.	513	16.2	1.0	0.47	3.3	1
305-82	598	5.3	2.0	0.15	6.6	5
305-82	607	4.6	11.0	0.13	36.1	5
Incl.	607	10.0	2.0	0.29	6.6	5
305-82	637	21.6	3.1	0.63	10.2	5
305-82	651	4.4	2.5	0.13	8.2	5
305-83	490	9.8	13.7	0.29	44.9	4
Incl.	492	37.4	3.0	1.09	9.8	4
305-84	463	3.4	3.0	0.10	9.8	1
305-84	469	6.3	2.1	0.18	6.9	1
305-84	491	30.6	1.1	0.89	3.6	1
305-84	498	13.6	1.0	0.40	3.3	1
305-84	519	4.1	3.0	0.12	9.8	1
305-85	236	4.4	5.0	0.13	16.4	1
305-85	230	18.0	1.0	0.53	3.3	1
Holes with the prefix ‘305’were drilled from underground. Assays are uncut. Reported results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold. Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and < 10.0 gram gold x metre product and > 2 g/t gold. A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com

PR11-07 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PR11-07 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2: Composite Long Section Looking Northwest and 9X Target Outlines

SW
NE
0 m
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
Mine Shaft
Lake Surface
305-55A 9.2 / 6.3 Incl. 72.2 / 0.6 And Incl. 14.6 / 0.7
305-55A 3.5 / 4.0 Incl. 10.2 / 1.0
305-55A 5.4 / 2.0
305-61 47.1 / 4.5 Incl. 403.5 / 0.5
305-61 11.8 / 1.0
305-71 11.1 / 3.0 Incl. 53.4 / 0.5
305-85 18.0 / 1.0
305-54 3.9 / 18.0 Incl. 10.0/ 3.0
305-71 6.4 / 12.0 Incl. 10.4 / 3.2
305-54 5.8 / 2.0
305-65 6.2 / 7.0 Incl. 14.5 / 2.0 Incl. 25.6 / 1.0
305-78 5.3 / 3.0
305-78 3.2 / 11.1
305-67 3.9 / 7.0 Incl. 16.9 / 1.0
305-85 4.4 / 5.0
305-54 3.0 / 8.2
305-79 7.4 / 2.0 Incl. 13.4 / 1.0
305-81 117.5 / 1.0
305-84 6.3 / 2.1
305-78 6.2 / 11.0 Incl. 11.9 / 3.0
305-79 120.6 / 1.0
305-77 3.0 / 3.5
305-84 3.4 / 3.0
305-77 4.2 / 9.0 Incl. 21.7 / 1.0
305-75 10.6 / 3.0
305-57 9.1 / 1.2
305-83 9.8 / 13.7 Incl. 37.4 / 3.0
3
1
4
305-84 30.6 / 1.1
305-74 3.9 / 8.0
305-74 4.5 / 7.0
305-82 6.9 / 4.0 Incl. 16.2 / 1.0
305-72 125.3 / 0.5
305-79 12.2 / 1.0
305-75 10.0 / 8.0 Incl. 34.5 / 2.0
305-79 21.5 / 3.0 Incl. 73.9 / 0.8
305-75 21.2 / 0.5
305-79 3.5 / 3.0
305-84 13.6 / 1.0
305-57 3.7 / 2.9
305-59 19.7 / 1.0
305-66 3.3 / 3.0
305-84 4.1 / 3.0
305-70 115.4 / 1.0
305-82 4.4 / 2.5
305-57 3.9 / 3.9 Incl. 12.1 / 0.9
305-66 15.1 / 2.7 Incl. 75.4 / 0.5
305-73 5.8 / 5.0 Incl. 25.6 / 1.0
305-82 21.6 / 3.1
5
2
6
305-82 4.6 / 11.0 Incl. 10.0 / 2.0
305-75 3.2 / 7.0 Incl. 13.6 / 1.0
305-82 5.3 / 2.0
305-56 3.4 / 3.0
305-75 3.4 / 8.0 Incl. 10.3 / 1.0
305-75 20.4 / 0.6
305-56 48.3 / 4.0 Incl. 179.2 / 1.0
305-75 3.0 / 9.4
305-53 3.1 / 7.0
305-53 6.7 / 7.0 Incl. 30.6 / 0.8
305-60 3.6 / 3.2
305-73 5.8 / 17.0 Incl. 10.8 / 3.0 And Incl. 11.1 / 4.0
305-73 3.4 / 5.0
305-58 17.8 / 4.0 Incl. 39.9 / 1.3 And Incl. 24.4 / 0.6
305-73 3.1 / 15.0 Incl. 18.9 / 1.0
305-76 3.6 / 4.1
8
7
9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Delineation Drilling
F2-63 14.2 / 1.0
Hole ID Au (g/t) / Metre
0
100
200
Metres

PR11-07 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PR11-07 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", “would”, "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR11-07 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.